# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sprout Social, Inc., CIK 0001517375
CUSIP: 85209W109
Title of class of securities: Class A common stock, par value $0.0001 value per share
Address of issuer's principal executive offices: Sprout Social, Inc., 131 South Dearborn St., Suite 700, Chicago, IL, Illinois (IL), 60603
Date of event which requires filing of this statement: 12/12/2024
Amends the filing with accession number 0001628280-19-015314
Filed by CIK 0001791816
Persons authorized to receive notices and communications: Justyn Russell Howard, c/o Sprout Social, Inc., 131 South Dearborn St., Suite 700, Chicago, Illinois (IL), 60603, 779221570

## Reporting persons
- Howard Justyn Russell (CIK 0001791816): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,167,971; shared voting power 455,000; sole dispositive power 2,167,971; shared dispositive power 455,000; aggregate amount beneficially owned 2,622,971 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 value per share
Name of issuer: Sprout Social, Inc.
Address of issuer's principal executive offices: Sprout Social, Inc., 131 South Dearborn St., Suite 700, Chicago, IL, Illinois (IL), 60603

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on December 27, 2020 (the "Schedule 13D"), relating to the shares of Class A common stock, par value $0.0001 value per share (the "Class A Common Stock"), of Sprout Social, Inc. (the "Issuer") beneficially owned by the Reporting Person. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 12, 2024, the Reporting Person entered into a trading plan (the "Trading Plan") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the Trading Plan, on December 12, 2024 (the "Sale Date") a broker dealer made a sale of an aggregate of 40,000 shares of Class A Common Stock on behalf of the Reporting Person (the "Sale"). As a result of the Sale, the Reporting Person ceased to beneficially own more than 5% of the Class A common stock outstanding as of the Sale Date.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person may be deemed to beneficially own 4.91% of the outstanding Class A Common Stock. This is based on 50,898,474 shares of Class A Common Stock outstanding as of November 1, 2024, and assumes the exchange of all shares of Class B Common Stock beneficially owned by the Reporting Person on a one-for-one basis.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person may be deemed to have sole voting power with respect to: (i) 47,136 shares of Class A Common Stock and 1,286,471 shares of Class B Common Stock held by the JRH Revocable Trust of which the Reporting Person serves as the sole trustee (the "JRH Revocable Trust"), (ii) 300,000 shares of Class B Common Stock held by the EEH Gift Trust, of which the Reporting Person serves as the sole trustee, and (iii) 518,874 shares of Class B Common Stock and 15,490 shares of Class A Common Stock held of record by the Reporting Person. The Reporting Person may also be deemed to have sole dispositive power with respect to the foregoing shares.

The Reporting Person may be deemed to have shared voting and dispositive power with respect to 285,000 and 170,000 shares of Class B Common Stock held by the JRH Gift Trust and EEH Revocable Trust, respectively, of which the Reporting Person's spouse serves as the sole trustee. The Reporting Person disclaims beneficial ownership of such shares.
Transactions in the class effected during the past sixty days:
Except as described in Item 4 and as stated below, during the past 60 days the Reporting Person effected the following transactions in the Class A Common Stock prior to the filing of this Amendment No. 8:

On December 2, 2024, 9,828 shares of Class A Common Stock owned by the Reporting Person were withheld by the Issuer to satisfy its income tax withholding and remittance obligations in connection with the net settlement of the restricted stock units.

On December 12, 2024, the Reporting Person gifted 20,000 shares of Class A Common Stock to the JRH Revocable Trust (the "Gift"), and converted 20,000 shares of Class B Common Stock held by the JRH Revocable Trust into Class A Common Stock (the "Conversion"). Following the Gift and Conversion, the Reporting Person and sold all of such shares pursuant to the Reporting Person's Rule 10b5-1 Trading Plan. The shares were sold at various prices, as follows:

On December 12, 2024, a total of 31,719 shares were sold at a weighted average transaction price of $34.47, with the price range per share between $33.90 and $34.89.

On December 12, 2024, a total of 8,281 shares were sold at a weighted average transaction price of $34.97, with the price range per share between $34.90 and $35.12.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of December 12, 2024, the Reporting Person ceased to beneficially own more than 5% of the Class A common stock outstanding.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Trading Plan and is incorporated herein by reference. A copy of the form of Trading Plan is attached as an exhibit to Amendment No. 7 to Schedule 13D ("Amendment No. 7"), and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Signatures
- Howard Justyn Russell: /s/ Heidi Jonas, Heidi Jonas / Attorney-in-fact for Justyn Russell Howard (12/19/2024)